

Mail Stop 3561

September 12, 2008

Daniel J. Dorman
Principal Executive Officer
Sandston Corporation
40950 Woodward Avenue, Suite 304
Bloomfield Hills, Michigan

> **Re: Sandston Corporation**
> **Amendment No. 2 to**
> **Form 10-KSB**
> **Filed September 4, 2008**
> **File No. 001-15481**

Dear Mr. Dorman:

We have completed our review of your Form 10-KSB and related amendments and have no further comments at this time.

Sincerely,

James Lopez
Legal Branch Chief